82-34

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

03 OCT 31 AM 7:21

Santos

03037033

Date: Thu 30 Oct 2003 01:07:27 AM EST

To:
SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Santos Weekly Drilling Summary w/e 30/10/03

SUPPL

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

Number of pages (incl. cover sheet): 4

10/31

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Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

Week Ending 30th October 2003

Wildcat Exploration Wells

Mangga 1

Type	Gas & Oil Exploration Well	
Location	Sampang PSC, East Java Basin. Offshore Indonesia. 35km W of the Oyong Field and 30km E of the City of Surabaya in East Java.	
Status at 0600hrs 30/10/03	Mangga has been plugged & abandoned. The rig was released on 27/10/03.	
Planned Total Depth	1750m	
Interest	Santos Group	45%
	Coastal Indonesia Sampang Ltd	40%
	Cue Sampang Pty Ltd	15%
Operator	Santos Group	

Kinta 1

Type	Gas Exploration	
Location	Queensland, Cooper Basin ATP 259P (Former Innamincka Block), 5.9km E of Strathmount 1, 9.5km NE of Bow 1, and 80km E of the Moomba Gas Plant.	
Status at 0600hrs 30/10/03	Preparing to run in hole with a new bit to drill ahead. The current progress for the week is 2926m with 459m progress for the week.	
Planned Total Depth	3220m	
Interest	Santos Group	60.0625%
	Delhi	23.2000%
	Origin Energy Resources Ltd	16.5000%
	Oil Company of Australia	0.2375%
Operator	Santos Group	

Enquiries:

Mark Kozned
Investor Relations
Ph: 08 8218 5939
Mobile: 0407 747 908
Fax: 08 8218 5131

Kathryn Mitchell
Media Relations
Ph: 08 8218 5260
Mobile: 0407 979 982
Fax: 08 8218 5285

During the week ending 30th October, 2003 Santos Limited also participated in 5 delineation and 15 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

Week Ending 30th October 2003

Delineation Wells (Near Field Exploration / Appraisal Wells)

Casino 3

Type	Gas Appraisal Well	
Location	Offshore Victoria, Otway Basin Vic/P44, 3.3km NE of Casino 1, 2.4km NW of Casino 2, and some 23km SW of the township of Port Campbell.	
Status at 0800hrs 30/10/03	Pulling out of hole to run wireline logs. The well reached a total depth of 2135m with 1249m progress for the week. The primary objective Waarre Sandstone was intersected close to prognosis. LWD resistivity and mudlog gas show indicate approximately 22m of gross gas column in the Waarre Sandstone. Wireline data and sample analysis is being acquired to determine the significance of the well results in context of the greater Casino structure.	
Planned Total Depth	2147m	
Interest	Santos Group	50.0%
	Peedamullah Petroleum Pty Ltd (AWE)	25.0%
	Mittwell Energy Resources Pty Limited (Mitsui)	25.0%
Operator	Santos Group	

Thungo 8

Type	Oil Appraisal Well	
Location	Queensland, Cooper Basin PL51 (Former Nockatunga Block), 420m NE of Thungo 7, 170m ESE of Thungo 5 and some 1.1km NE of the Thungo Oil facility & 28km E of Jackson.	
Status at 0600hrs 30/10/03	Nippling up Blow Out Preventers after setting surface casing. The depth and progress for the week is 185m. The well spudded on 29/10/03.	
Planned Total Depth	1132m	
Interest	Santos Group	61.006%
	Magellan Petroleum Ltd	38.994%
Operator	Santos Group	

Kuda Tasi-2

Type	Oil Appraisal Well	
Location	JPDA 03-01, Timor Sea, Offshore NT 1.2 km ESE of Kuda Tasi 1 and 80km NW of Bayu-Undan gas condensate field.	
Status at 0600hrs (WST) 29/10/03	Preparing to drill ahead from 3415m with 794m progress for the week.	
Planned Total Depth	3594m	
Interest	Santos Group	25.0%
	Woodside Petroleum Ltd	40.0%
	INPEX Timor Sea, Ltd	35.0%
Operator	Woodside Petroleum Ltd	

Stevens Farr 1

Type	Gas Delineation	
Location	Texas, USA Rogue Prospect, Matagorda County.	
Status at 1500hrs 29/10/03 (Houston Time)	Drilling ahead. The current depth is 3021m with 801m progress for the week.	
Planned Total Depth	1853m	
Interest	Santos Group	100%
Operator	Santos Group	

Petru 1

Type	Gas Delineation Well	
Location	Texas, USA Mountainside Project, Willacy County.	
Status at 0000hrs 29/10/03 (Houston Time)	Drilling ahead. The current depth is 4342m with 115m progress for the week.	
Planned Total Depth	4877m	
Interest	Santos Group	37.5%
Operator	Dominion E&P	

During the week ending 30th October, 2003 Santos Limited also participated in 5 delineation and 15 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

Week Ending 30th October 2003

Development Wells

Wellington 2

Type	Gas Development Well	
Location	QLD, Cooper Basin PL 131 (Former Aquitane A Block), 1.9km WNW of Vega 2, 3.2km E of Wellington 1 and some 37km S of the Ballera Gas Centre.	
Status at 0600hrs 30/10/03	Drilling ahead at 2338m with 1094m progress for the week.	
Planned Total Depth	2630m	
Interest	Santos Group	60.0625%
	Delhi	23.2000%
	Origin Energy Resources Ltd	16.5000%
	Oil Company of Australia	0.2375%
Operator	Santos Group	

Scotia 18

Type	CBM Development Well	
Location	Surat Basin, Queensland. PL 176, 0.8km NNE of Scotia 4, and some 25km ENE of the township of Wandoan.	
Status at 0600hrs 30/10/03 (EST)	Scotia 18 has been suspended as a future Coal Bed Methane producer. The well reached total depth of 974m with 915m progress for the week. The rig was released to Scotia 20 on 27/10/03.	
Planned Total Depth	978m	
Interest	Santos Group	100%
Operator	Santos Group	

Scotia 20

Type	CBM Gas Development Well	
Location	Surat Basin, Queensland. PL 176, 1.1km NE of Scotia 5 and some 25km ENE of the township of Wandoan.	
Status at 0600hrs 30/10/03 (EST)	Drilling ahead. Depth and progress for the week is 325m. The well spudded on 28/10/03.	
Planned Total Depth	1106m	
Interest	Santos Group	100%
Operator	Santos Group	

Bayu Undan Development Program

Type	Gas/Condensate Horizontal Development	
Location	Timor Sea 11 well batch drilling program from Platform BU-DPP, 3km W of Undan 3, and some 500km WNW of Darwin.	
Status at 0000rs 30/10/03	**Preparing to drill 444.5mm hole section in D09.** Continuing batch drilling operations for surface hole sections. **D01:** Current depth 164.5m, 762mm casing run and set. Spudded on 24/09/03 **D04:** Current depth 831.0m, 508mm casing run and set. Spudded on 22/09/03 **D05:** Current depth 835.0m, 508mm casing run and set. Spudded on 14/09/03 **D06:** Current depth 837.0m, 508mm casing run and set. Spudded on 19/09/03 **D07:** Current depth 831.0m, 508mm casing run and set. Spudded on 21/09/03 **D08:** Current depth 164.5m, 762mm casing run and set. Spudded on 16/09/03 **D09:** Current depth 825.0m, 508mm casing run and set. Spudded on 22/09/03 **D11:** Current depth 837.0m, 508mm casing run and set. Spudded on 17/09/03 **D13:** Current depth 837.0m, 508mm casing run and set. Spudded on 18/09/03 **D14:** Current depth 837.0m, 508mm casing run and set. Spudded on 20/09/03 **D15:** Current depth 3690m. 244.5 intermediate casing run and set.	
Planned Total Measured Depth	3909m – 6095m	
Interest	Santos Group	10.64%
Operator	Conoco Phillips	

During the week ending 30th October, 2003 Santos Limited also participated in 5 delineation and 15 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

Week Ending 30th October 2003

Wildcat Exploration Wells

Mangga 1

Type	Gas & Oil Exploration Well	
Location	Sampang PSC, East Java Basin. Offshore Indonesia. 35km W of the Oyong Field and 30km E of the City of Surabaya in East Java.	
Status at 0600hrs 30/10/03	Mangga has been plugged & abandoned. The rig was released on 27/10/03.	
Planned Total Depth	1750m	
Interest	Santos Group	45%
	Coastal Indonesia Sampang Ltd	40%
	Cue Sampang Pty Ltd	15%
Operator	Santos Group	

Kinta 1

Type	Gas Exploration	
Location	Queensland, Cooper Basin ATP 259P (Former Innamincka Block), 5.9km E of Strathmount 1, 9.5km NE of Bow 1, and 80km E of the Moomba Gas Plant.	
Status at 0600hrs 30/10/03	Preparing to run in hole with a new bit to drill ahead. The current progress for the week is 2926m with 459m progress for the week.	
Planned Total Depth	3220m	
Interest	Santos Group	60.0625%
	Delhi	23.2000%
	Origin Energy Resources Ltd	16.5000%
	Oil Company of Australia	0.2375%
Operator	Santos Group	

Enquiries:

Mark Kozned
Investor Relations
Ph: 08 8218 5939
Mobile: 0407 747 908
Fax: 08 8218 5131

Kathryn Mitchell
Media Relations
Ph: 08 8218 5260
Mobile: 0407 979 982
Fax: 08 8218 5285

During the week ending 30th October, 2003 Santos Limited also participated in 5 delineation and 15 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

Week Ending 30th October 2003

Delineation Wells (Near Field Exploration / Appraisal Wells)

Casino 3

Type	Gas Appraisal Well	
Location	Offshore Victoria, Otway Basin Vic/P44, 3.3km NE of Casino 1, 2.4km NW of Casino 2, and some 23km SW of the township of Port Campbell.	
Status at 0800hrs 30/10/03	Pulling out of hole to run wireline logs. The well reached a total depth of 2135m with 1249m progress for the week. The primary objective Waarre Sandstone was intersected close to prognosis. LWD resistivity and mudlog gas show indicate approximately 22m of gross gas column in the Waarre Sandstone. Wireline data and sample analysis is being acquired to determine the significance of the well results in context of the greater Casino structure.	
Planned Total Depth	2147m	
Interest	Santos Group	50.0%
	Peedamullah Petroleum Pty Ltd (AWE)	25.0%
	Mittwell Energy Resources Pty Limited (Mitsui)	25.0%
Operator	Santos Group	

Thungo 8

Type	Oil Appraisal Well	
Location	Queensland, Cooper Basin PL51 (Former Nockatunga Block), 420m NE of Thungo 7, 170m ESE of Thungo 5 and some 1.1km NE of the Thungo Oil facility & 28km E of Jackson.	
Status at 0600hrs 30/10/03	Nippling up Blow Out Preventers after setting surface casing. The depth and progress for the week is 185m. The well spudded on 29/10/03.	
Planned Total Depth	1132m	
Interest	Santos Group	61.006%
	Magellan Petroleum Ltd	38.994%
Operator	Santos Group	

Kuda Tasi-2

Type	Oil Appraisal Well	
Location	JPDA 03-01, Timor Sea, Offshore NT 1.2 km ESE of Kuda Tasi 1 and 80km NW of Bayu-Undan gas condensate field.	
Status at 0600hrs (WST) 29/10/03	Preparing to drill ahead from 3415m with 794m progress for the week.	
Planned Total Depth	3594m	
Interest	Santos Group	25.0%
	Woodside Petroleum Ltd	40.0%
	INPEX Timor Sea, Ltd	35.0%
Operator	Woodside Petroleum Ltd	

Stevens Farr 1

Type	Gas Delineation	
Location	Texas, USA Rogue Prospect, Matagorda County.	
Status at 1500hrs 29/10/03 (Houston Time)	Drilling ahead. The current depth is 3021m with 801m progress for the week.	
Planned Total Depth	4853m	
Interest	Santos Group	100%
Operator	Santos Group	

Petru 1

Type	Gas Delineation Well	
Location	Texas, USA Mountainside Project, Willacy County.	
Status at 0000hrs 29/10/03 (Houston Time)	Drilling ahead. The current depth is 4342m with 115m progress for the week.	
Planned Total Depth	4877m	
Interest	Santos Group	37.5%
Operator	Dominion E&P	

During the week ending 30th October, 2003 Santos Limited also participated in 5 delineation and 15 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

Week Ending 30th October 2003

Development Wells

Wellington 2

Type	Gas Development Well	
Location	QLD, Cooper Basin PL 131 (Former Aquitane A Block), 1.9km WNW of Vega 2, 3.2km E of Wellington 1 and some 37km S of the Ballera Gas Centre.	
Status at 0600hrs 30/10/03	Drilling ahead at 2338m with 1094m progress for the week.	
Planned Total Depth	2630m	
Interest	Santos Group	60.0625%
	Delhi	23.2000%
	Origin Energy Resources Ltd	16.5000%
	Oil Company of Australia	0.2375%
Operator	Santos Group	

Scotia 18

Type	CBM Development Well	
Location	Surat Basin, Queensland. PL 176, 0.8km NNE of Scotia 4, and some 25km ENE of the township of Wandoan.	
Status at 0600hrs 30/10/03 (EST)	Scotia 18 has been suspended as a future Coal Bed Methane producer. The well reached total depth of 974m with 915m progress for the week. The rig was released to Scotia 20 on 27/10/03.	
Planned Total Depth	978m	
Interest	Santos Group	100%
Operator	Santos Group	

Scotia 20

Type	CBM Gas Development Well	
Location	Surat Basin, Queensland. PL 176, 1.1km NE of Scotia 5 and some 25km ENE of the township of Wandoan.	
Status at 0600hrs 30/10/03 (EST)	Drilling ahead. Depth and progress for the week is 325m. The well spudded on 28/10/03.	
Planned Total Depth	1106m	
Interest	Santos Group	100%
Operator	Santos Group	

Bayu Undan Development Program

Type	Gas/Condensate Horizontal Development	
Location	Timor Sea 11 well batch drilling program from Platform BU-DPP, 3km W of Undan 3, and some 500km WNW of Darwin.	
Status at 0000rs 30/10/03	**Preparing to drill 444.5mm hole section in D09.** Continuing batch drilling operations for surface hole sections. **D01:** Current depth 164.5m, 762mm casing run and set. Spudded on 24/09/03 **D04:** Current depth 831.0m, 508mm casing run and set. Spudded on 22/09/03 **D05:** Current depth 835.0m, 508mm casing run and set. Spudded on 14/09/03 **D06:** Current depth 837.0m, 508mm casing run and set. Spudded on 19/09/03 **D07:** Current depth 831.0m, 508mm casing run and set. Spudded on 21/09/03 **D08:** Current depth 164.5m, 762mm casing run and set. Spudded on 16/09/03 **D09:** Current depth 825.0m, 508mm casing run and set. Spudded on 22/09/03 **D11:** Current depth 837.0m, 508mm casing run and set. Spudded on 17/09/03 **D13:** Current depth 837.0m, 508mm casing run and set. Spudded on 18/09/03 **D14:** Current depth 837.0m, 508mm casing run and set. Spudded on 20/09/03 **D15:** Current depth 3690m. 244.5 intermediate casing run and set.	
Planned Total Measured Depth	3909m – 6095m	
Interest	Santos Group	10.64%
Operator	Conoco Phillips	

During the week ending 30th October, 2003 Santos Limited also participated in 5 delineation and 15 development wells.
A complete list of Santos' drilling activity is available from www.santos.com